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                          August 4, 2021

       Carey S. Roberts
       Executive Vice President, General Counsel, Ethics & Compliance Officer Ventas, Inc.
       353 N. Clark Street, Suite 3300
       Chicago, Illinois 60654

                                                        Re: Ventas, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 26, 2021
                                                            File No. 333-258177

       Dear Mr. Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Mark Stagliano